FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

The first table describes transaction fees that you will pay at the time that you pay Premiums, make partial surrenders, transfer Contract account value among the Subaccounts and the Fixed Account, completely surrender the Contract, or the Contract lapses. If the amount of a charge depends on the personal characteristics of the Insured under the Contract, the fee table lists the minimum and maximum charges we assess under the Contract and the fees and charges of a representative Contract with an Insured having the characteristics described for that charge. These minimum, maximum and representative charges may assist you in understanding the range of possible charges, as well as the charge an Owner may typically pay, but these charges may not be representative of the amount you will actually pay under the Contract.

Transaction Fees			
		Amount Deducted	
Charge	**When Charge is Deducted**	**Guaranteed Charge[1]**	**Current Charge**
Premium Expense Charge	Upon receipt of each Premium Payment	6.35% of each Premium Payment	6.35% of each Premium Payment
Surrender Charge[2]			
Minimum and Maximum Charge	Upon complete surrender or lapse during the first 15 Contract Years (or during the 15 years following an increase in Specified Amount[3])	$6.02 - $45.34 per $1,000 of the Specified Amount	$6.02 - $45.34 per $1,000 of the Specified Amount
Charge for a 35 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	Upon complete surrender or lapse during the first 15 Contract Years (or during the 15 years following an increase in Specified Amount)	$21.91 per $1,000 of the Specified Amount	$21.91 per $1,000 of the Specified Amount
Partial Surrender Fee	Upon each partial surrender	The lesser of 2% of the amount surrendered or $25	The lesser of 2% of the amount surrendered or $25
Transfer Processing Fee			
	Upon the first 6 transfers in a Contract Year	No Charge	No Charge
	Upon each transfer over 6 in a Contract Year	$25 per transfer	$25 per transfer

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[1] For each type of charge, the guaranteed charge and the current charge are shown. The guaranteed charge is the maximum amount permitted by the Contract while the current charge is the amount currently charged.

[2] The surrender charge is based on the Specified Amount when the Contract is issued and varies depending on the Insured's Age and sex. The minimum charge shown in the table is the charge applicable to the youngest Owner (female) to whom a Contract would be issued if the Contract were surrendered in the first Contract Year. The maximum charge is the charge applicable to the oldest Owner (male) to whom a Contract would be issued if the Contract were surrendered in the first Contract Year. The surrender charge as shown in the table may not be typical of the charges you will pay. Information about the surrender charge you could pay is available from your registered representative, and data relating to the calculation of the surrender charge is in Appendix A and Appendix B.

[3] If you increase the Contract's Specified Amount, an additional surrender charge and surrender charge period will apply to each portion of the contract resulting from a Specified Amount increase, starting with the effective date of the increase and based on the Insured's Age and sex at the time of the increase.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses. If the amount of a charge depends on the personal characteristics of the Insured under the Contract, the fee table lists the minimum and maximum charges we assess under the Contract depending on whether the Insured had the most favorable or least favorable characteristics, respectively. The table also lists the fees and charges of a typical Contract with a Specified Amount and with an Insured having the characteristics described for that charge. These charges may not be typical of the charges you will pay.

Periodic Charges Other Than Portfolio Operating Expenses			
Charge	**When Charge is Deducted**	**Amount Deducted**	
		Guaranteed Charge	**Current Charge**
Cost of Insurance[4]			
Minimum and Maximum Charge	On the Allocation Date and each Monthly Anniversary Day	$0.06 - $83.33 per $1,000 of net amount at risk[5] per month	$0.06 - $38.50 per $1,000 of net amount at risk per month
Charge for a 35 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	On the Allocation Date and each Monthly Anniversary Day	$0.14 per $1,000 of net amount at risk[5] per month	$0.14 per $1,000 of net amount at risk[5] per month
Monthly Expense Charge[6]			
Maintenance Charge	On the Contract Date and on each Monthly Anniversary Day	$7.50 per month	$7.50 per month
Per Thousand Charge	On the Contract Date and on each Monthly Anniversary Day	$0.05 per $1,000 of Specified Amount per month	No Charge
Mortality and Expense Risk Charge	Daily	Annual rate of 0.50% of the average daily net assets of each Subaccount you are invested in	Annual rate of 0.50% of the average daily net assets of each Subaccount you are invested in
Net Loan Interest Charge[7]	At the end of each Contract Year	2%	2%

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[4] Cost of insurance charges vary based on the Insured's Age, sex, number of completed Contract Years, Specified Amount, and risk class. The charge generally is higher for less favorable risk classes and increases as the Insured ages. The cost of insurance charges shown in the table may not be typical of the charges you will pay. We guarantee that the cost of insurance rates will not exceed the maximum cost of insurance rates set forth in your Contract. More detailed information concerning your cost of insurance charges is available on request from our Home Office.

[5] The net amount at risk on a Monthly Anniversary is the difference between the death benefit and the Contract Value.

[6] The Monthly Expense Charge is the sum of the Maintenance Charge and the Per Thousand Charge.

[7] The maximum guaranteed net cost of loans is 2% annually. The net cost of a loan is the difference between the rate of interest charged on any Loan Balance (6%) and the amount credited to the Loan Account (4%). Preferred loans are available beginning in the eleventh Contract Year. We credit the amount in the Loan Account securing a preferred loan with interest at an effective annual rate of 6%. Therefore, the net cost of a preferred loan is 0% per year.

Periodic Charges Other Than Portfolio Operating Expenses			
Charge	**When Charge is Deducted**	**Amount Deducted**	
		Guaranteed Charge	**Current Charge**
Optional Rider Charges[8]			
Guaranteed Minimum Death Benefit Rider			
Minimum and Maximum Charge	NA	No Charge	No Charge
Charge for a 30 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	NA	No Charge	No Charge
Lifetime Guaranteed Minimum Death Benefit	On rider's effective date and on each Monthly Anniversary Day	$0.03 per $1,000 of Specified Amount per month	$0.01 per $1,000 of Specified Amount per month
Disability Continuance of Insurance			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.01 - $0.52 per $1,000 of net amount at risk[5] per month	$0.01 - $0.32 per $1,000 of net amount at risk[5] per month
Charge for a 35 year-old male Preferred Non-Tobacco and a Contract with a $200,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.03 per $1,000 of net amount at risk[5] per month	$0.01 per $1,000 of net amount at risk[5] per month
Disability Premium Benefit Rider			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.08 - $0.32 per $100 of rider coverage amount per month	$0.04 - $0.15 per $100 of rider coverage amount per month
Charge for a 35 year-old male Preferred Non-Tobacco and a Contract with a $275,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.09 per $100 of rider coverage amount per month	$0.04 per $100 of rider coverage amount per month

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[8] Charges for most of the riders vary based on the Insured's issue or actual Age, sex and risk class, and may vary based on the Contract Year and base Specified Amount or net amount at risk. Charges based on risk classes are generally higher for less favorable risk classes and charges based on actual Age may increase as the Insured ages. The rider charges shown in the table may not be typical of the charges you will pay. Your Contract's specifications page will indicate the rider charges applicable to your Contract, and more detailed information concerning these rider charges is available on request from our Home Office.

Periodic Charges Other Than Portfolio Operating Expenses			
Charge	**When Charge is Deducted**	**Amount Deducted**	
		Guaranteed Charge	**Current Charge**
Accidental Death Benefit			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.08 - $0.16 per $1,000 of rider coverage amount per month	$0.08 - $0.16 per $1,000 of rider coverage amount per month
Charge for a 35 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.09 per $1,000 of rider coverage amount per month	$0.09 per $1,000 of rider coverage amount per month
Option to Increase Specified Amount			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.05- $0.18 per $1,000 of rider coverage amount per month	$0.05- $0.18 per $1,000 of rider coverage amount per month
Charge for a 15 year-old male Preferred Non-Tobacco and a Contract with a $185,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.11 per $1,000 of rider coverage amount per month	$0.11 per $1,000 of rider coverage amount per month
Spouse's Term Insurance			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$1.45 - $1.87 per $1,000 of rider coverage amount per month	$1.45 - $1.87 per $1,000 of rider coverage amount per month
Charge for a 35 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$1.45 per $1,000 of rider coverage amount per month	$1.45 per $1,000 of rider coverage amount per month
Children's Term Insurance	On rider's effective date and on each Monthly Anniversary Day	$0.50 per $1,000 of rider coverage amount per month	$0.50 per $1,000 of rider coverage amount per month
Other Insured Term Insurance			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.06 - $83.33 per $1,000 of rider coverage amount per month	$0.06 - $71.02 per $1,000 of rider coverage amount per month
Charge for a 25 year-old male Preferred Non-Tobacco and a Contract with a $175,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.13 per $1,000 of rider coverage amount per month	$0.12 per $1,000 of rider coverage amount per month

Periodic Charges Other Than Portfolio Operating Expenses			
Charge	**When Charge is Deducted**	**Amount Deducted**	
		Guaranteed Charge	**Current Charge**
Additional Life Insurance Rider			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.06 - $83.33 per $1,000 of net amount at risk[5] per month	$0.04 - $31.56 per $1,000 of net amount at risk[5] per month
Charge for a 38 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.17 per $1,000 of net amount at risk[5] per month	$0.12 per $1,000 of net amount at risk[5] per month
Monthly Benefit Rider			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.38 - $22.56 per $100 of monthly coverage amount	$0.31 - $22.05 per $100 of monthly coverage amount
Charge for a 31 year-old male Preferred Non-Tobacco and a Contract with a $250,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$1.45 per $100 of monthly coverage amount for a 20 year payout	$1.18 per $100 of monthly coverage amount for a 20 year payout
Acceleration of Death Proceeds/Enhanced Living Benefits Rider			
Minimum and Maximum Charge	On rider's effective date and on each Monthly Anniversary Day	$0.06 - $15.00 per $1,000 of net amount at risk[5] multiplied by the Benefit Base divided by the Specified Amount of the Contract per month	$0.02 - $8.25 per $1,000 of net amount at risk[5] multiplied by the Benefit Base divided by the Specified Amount of the Contract per month
Charge for a 50 year-old male Preferred Non-Tobacco and a Contract with a $200,000 Specified Amount during the first Contract Year	On rider's effective date and on each Monthly Anniversary Day	$0.20 per $1,000 of net amount at risk[5] multiplied by the Benefit Base divided by the Specified Amount of the Contract per month	$0.07 per $1,000 of net amount at risk[5] multiplied by the Benefit Base divided by the Specified Amount of the Contract per month
Accelerated Death Benefit/Living Benefits Rider	On payment of the accelerated death benefit	$250 processing fee	No Charge
Accelerated Death Benefit/ Terminal Illness Rider			
	On payment of the accelerated death benefit	$200 processing fee, the interest charge is equal to the accelerated death benefit amount multiplied by the applicable loan interest rate divided by 1 plus the loan interest rate. The loan interest rate is stated in your Contract.	The interest charge is equal to the accelerated death benefit amount multiplied by the applicable loan interest rate divided by 1 plus the loan interest rate. The loan interest rate is stated in your Contract.
Maturity Extension Rider	NA	No Charge	No Charge